Pocket Games, Inc.

305 Forest Ave,

Woodmere, NY, 11598

(347) 318-8859

January 15, 2014

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

100 F Street, NE
Washington, D.C. 20549

Re: Pocket Games, Inc.

Registration Statement on Form S-1 Amendment No. 1

Filed December 18, 2013

SEC File Number: 333-192939

Dear Ms. Jacobs:

Please find below, the responses to the Commission’s Comment Letter dated January 10, 2014, regarding the above referenced registration statement (the “Registration Statement”) of Pocket Games, Inc. (the “Company”, “Pocket Games”, “us”, “we” or “our”).

General

SEC Comment 1

1. Please provide us with your analysis of whether you believe you are a shell company as that term is defined in Securities Act Rule 405 of Regulation C. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Pocket Games Response to Comment 1

The SEC addressed Rule 405 in SEC Release No. 33-8587. In the release, the SEC stated, “We are defining a “shell company” as a registrant with:

•	no or nominal operations

and

•	either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”

We note that this is an “and” test, not an “or” test. Thus, if an issuer has more than no or nominal operations, it is not a shell company, regardless of whether or not it has any assets. We further note that the test is not based upon revenues but upon operations, an important distinction. An issuer that has more than nominal operations but has not generated revenues is not a shell company within this definition.

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In the release the SEC stated, “We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous.[32]”

To demonstrate that the SEC did not think the term “nominal” to be vague or ambiguous, they defined specifically what would be considered nominal.

[32] We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.

If, then, an issuer has no intention of placing assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that issuer, according to the SEC, the issuer would not be considered a shell company.

Nonetheless, some confusion arose over the application of shell status under Rule 405 to early stage companies with limited revenues and with legitimate business plans that were taking active steps to implement their business plans as opposed to issuers with phony business plans that did not take and did not intend to take actions to implement their business plan. To clarify that the shell company definition did not apply in the first scenario, early stage companies with limited revenues and with legitimate business plans that were taking active steps to implement their business plans, the SEC in adopting revisions to Rule 144 in Release No. 33-8869 stated:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

Based upon the forgoing, an issuer is not a shell company if:

♦ The issuer is early stage, pre or early revenue “start up” company with a legitimate business plan that is taking active steps to implement its business plan; and

♦ The issuer has no intention to place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company.

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Pocket Games Has More than No or Nominal operations.

Pocket Games is not a shell company in that it has both significant operating history and has commenced significant operations. Further, Pocket Games has no intention to placing assets or operations in the company to return to a stock promoter or its affiliates and there is no agreement to return Pocket Games’ assets or operations to a promoter or its affiliates before, upon completion of, or shortly after a business combination transaction.

Even prior to its corporate formation, Pocket Games has engaged in significant operating activities related to its organization, initial financing and its business plan for the development and distribution of mobile games for Apple and Andriod platforms. Prior to its incorporation during August and September of 2013, Pocket Games engaged in pre-incorporation activities related to the development of its business plan and future anticipated products. Pocket Games’ significant operational activities are set forth below:

Organizational Matters

♦ Incorporate the Company in the state of Florida;

♦ Established business plan after research by David Lovatt, its Chief Executive Officer;

♦ Set up a corporate office in New York; and

♦ Opened a corporate bank account for Pocket Games.

Financing Matters

♦ Pocket Games interviewed and engaged a securities attorney to assist it with compliance with state and federal securities laws including its private placement offering, Form S-1 registration statement with the SEC and other matters;

♦ Pocket Games interviewed and engaged a transfer agent;

♦ Engaged an Edgar filer;

♦ Pocket Games interviewed and engaged an auditor to audit its financial statements contained in its Form S-1 registration statement; and

♦ Secured initial capital from 13 investors in the amount of $81,000.

Business Plan Matters

On August 19, 2013, David Lovatt the Company’s Chief Executive Officer travelled to Cologne Germany to the European Games Development Conference and reviewed mobile games presented and trends in the mobile gaming industry. Mr. Lovatt also reviewed potential marketing companies present at the conference for Pocket Games’ future products.

During September of 2013, David Lovatt selected Pocket Football as the Company’s first product.

From September 1, through September 30, 2013, David Lovatt, analyzed Apple and Android gaming Platforms.

On September 5, 2013, David Lovatt met with Martin Saunders, the CEO of Zammer Inc., a multiplayer educational game producer to pursue Pocket Games becoming a Publisher of Pocket Zammer, an educational multiplayer game. Negotiations between the Company and Zammer are ongoing.

On September 27, 2013, David Lovatt commenced negotiations with Fluid Games Limited to acquire Idol Hands. Negotiations occurred at Royal Leamington, Warwickshire, UK.

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On September 30, 2013, David Lovatt identified Elliot Polatoff as the treasurer of Pocket Games who would serve upon its incorporation. Prior to such time, Mr. Lovatt entered into negotiations with Mr. Polatoff for his services as the Company’s treasurer.

From October 1, 2013 through October 31, 2013, David Lovatt and Elliot Polatoff developed the marketing plan for Pocket Games. This included reviewing methods of internet advertising and comparing advertising rates and methods of third parties including Twitter, Myspace and Facebook as well as google adwords.

On October 2, 2013, David Lovatt interviewed Ranbeer Hora of Godspeed Games, to determine if Godspeed Games would be a suitable a testing company for the Pocket Games’ products.  Pocket Games is presently in negotiations with GodSpeed Games to act as the game tester for Pocket Football.

On October 2, 2013, David Lovatt met with Gary Gray, a game developer in Leamington, UK to review his skills as a possible developer of Pocket Football. Pocket Games is in ongoing negotiations with Mr. Gray.

From October 4, 2013 through December 27, 2013, Pocket Games paid developers $40,000 to develop the Stronghold 3 Gold Game pursuant to its agreement with DNA Interactive Games.

On October 4, 2013, David Lovatt and Elliot Polatoff were appointed as Pocket Games’ officers and directors.

On October 4, 2013, Pocket Games entered into employment agreements with David Lovatt and Elliot Polatoff.

On October 8, 2013, David Lovatt travelled to New York, New York and met with potential investors, personally known by Elliot Polatoff. These investors were Mordecai Lent, Jason Klor, Mordecai Goldfeder and Shlomo Katz. Each invested in Pocket Games’ common shares and are reflected in the Company’s registration statement.

On October 8, 2013, David Lovatt travelled from London to Rockway, New York to interview Sean Fulda as a potential consultant. The meeting resulted in Pocket Games engaging Mr. Fulda.

On October 8, 2013, David Lovatt and Elliot Polatoff entered into discussions with BitHeads, Inc. to assist with the development of Pocket Football. The negotiations are ongoing.

On October 15, 2013, Pocket Games entered into an agreement Sean Fulda to serve as a consultant to the Company (See Exhibit 10.3).

On October 16, 2013, David Lovatt met with Ashwadh Bollin, a programmer via Skype teleconference to consider Mr. Bollin’s services as a senior game developer to the Company in the future.

On October 22, 2013, David Lovatt met with Robert Wilson in Leamington, UK. Mr. Wilson is a game developer that Pocket Games may engage in the future for further development of its products.

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On October 22, 2013, David Lovatt met with Aiden Young a games artist, in Leamington UK. Aiden is being considered for a position in the future as a game artist on an as needed basis.

On October 22, 2013, the Company agreed to develop a game for DNA Interactive Games, Inc. The game is a mobile game known as SH3G (See Exhibit 10.4).

From November 1, 2013 through November 15, 2013, David Lovatt reviewed the viability of using mobile advertising networks including Admob, Ad and Chartboost.

On November 4, 2013, David Lovatt interviewed Simon Prytherch in Ufton, UK, as a potential head of game development for the Company in the future.

On November 4, 2013, David Lovatt met with Edward Blincoe in Ufton, Warwickshire, UK to discuss whether he would be a good candidate as a chief marketing officer.

On November 4, 2013, the Company tested a ‘proof of concept’ development ‘alpha’ of Pocket Football that was developed by BitHeads Inc. BitHeads created the demo as a sample of its work for purposes of being hired by Pocket Games. Pocket Games is in ongoing negotiations with BitHeads.

From December 1, 2013, through December 19, 2013, David Lovatt reviewed third party plug-ins and examined the viability of using these plug-ins to deliver the Company’s games through Apple’s integrated game center.

On December 9, 2013, David Lovatt visited a proposed office location in the UK and reviewed the lease terms. The Company determined it would not incur the expense of this office space until development of its first game is complete.

On December 17, 2013, David Lovatt met with Jon Spruce in Daventry Warwickshire, UK to discuss the development prototype that Mr. Spruce created for ‘Call the Play’ a game that Pocket Games may develop in the future. Pocket Games has not made a determination of whether or not it will develop the Call the Play Game in the future.

On December 18, 2013, David Lovatt interviewed Kevin Corti in Coventry, West Midlands, UK, as a candidate for program manager of game design. Negotiations are ongoing.

On January 2, 2014, David Lovatt reviewed the design specifics documentation for the game ‘Call the Play’ discussed with Jon Spruce an December 17, 2013.

On January 7, 2014, the Company reviewed ‘Mingo’ from Mingo Games, a life style, multiplayer challenge, application that offers users the ability to set challenges with friends and compete for prizes. The Company’s consultant, Sean Fulda met with Mingo Games personnel in Woodmere, NY. David Lovatt reviewed a demo of the Mingo game electronically on such date. The Company has not made a decision as to whether it will engage in any development or distribution of the game.

SEC Comment 2

2. Please supplementally provide us with copies of all written communications, as defined in Securities Act Rule 405 of Regulation C, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

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Pocket Games Response to Comment 2

We have not and we have not authorized any other person to provide communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) to potential investors in reliance on Section 5(d) of the Securities Act. There are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in our offering

SEC Comment 3 Risk Factors, Page 9

Risks Related to Our Business

3. It appears that the heading of this risk factor incorrectly states that you will not be subject to the 15(d) reporting requirements of the Exchange Act. Please revise or advise.

Pocket Games Response to Comment 3

We have revised the risk factor to reflect that upon effectiveness of our registration statement we will be subject to the reporting requirements of Section 15(d) of the Exchange Act

SEC Comment 4 Selling Stockholders, Page 14

4. Please reconcile the information presented in the fifth and sixth columns of the selling stockholder table as it relates to Yaakov Fulda’s share ownership after the offering.

Pocket Games Response to Comment 4

We have reconciled the information presented in the fifth and sixth columns of the selling stockholder table as it relates to Yaakov Fulda’s share ownership after the offering.

SEC Comment 5 Directors, Executive Officers, Promoters and Control Persons, page 19

5. We note that Mr. Lovatt, your CEO, also controls DNA Interactive Games Limited, a company that also appears to be in the mobile gaming business and with which you have an agreement related to the development of the game known as SH3G. Please include a risk factor discussing the conflicts of interests faced by Mr. Lovatt in connection with his control of both businesses and how such conflicts will be resolved. Finally, please tell us whether your officers reside outside of the United States. If an officer does reside outside of the United States, add a risk factor disclosing that it may not be possible for investors to effect service of process within the United States upon such person or to enforce against such person judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws.

Pocket Games Response to Comment 5

We have added the risk factors below to address the conflicts of interests faced by Mr. Lovatt in and his residency outside of the United States.

6

David Lovatt, our officer and director has other business interests which may create conflict of interests which may not be resolved in our favor

David Lovatt, our Chief Executive Officer and sole director serves as an officer of DNA Interactive Games Limited, a company in the gaming business and our customer which has been our sole source of revenues to date. Accordingly, the personal interests of Mr. Lovatt and DNA Interactive Games may come into conflict with our interests and those of our minority stockholders. We, as well as DNA Interactive Games Limited, may present Mr. Lovatt with business opportunities, which are simultaneously desired. Additionally, we may compete with DNA Interactive Games for investment capital, technical resources, key personnel and other things. You should carefully consider these potential conflicts of interest before deciding whether to invest in shares of our common stock. We have not yet adopted a policy for resolving such conflicts of interests.

You may have difficulty in enforcing any judgment against David Lovatt, our Chief Executive Officer and as he is a resident of the United Kingdom and not of the U.S., and is located outside the U.S.

David Lovatt, our Chief Executive Officer is a resident of the United Kingdom and not of the U.S., and is located outside the U.S. As a result, it could be difficult for investors to effect service of process of Mr. Lovatt in the U.S., or to enforce a judgment against Mr. Lovatt obtained in the U.S..

SEC Comment 6 Security Ownership of Certain Beneficial Owners and Management, page 20

6. It appears that Yaakov Fulda should be included in the beneficial ownership table. Please revise or advise. Refer to Item 403 of Regulation

Pocket Games Response to Comment 6

We have revised the beneficial ownership table to include Yaakov Fulda.

SEC Comment 7 Description of Securities

Common Stock, page 21

7. We note your reference to common stock that will be issued upon completion of this offering. As this offering appears to involve only shares that are already outstanding, please remove this language or advise.

Pocket Games Response to Comment 7

We have removed the language referencing stock to be issued upon completion of this offering as per your request.

SEC Comment 8 Interest of Named Experts, page 23

8. We note your statement that none of the shares owned by Hamilton & Associates Law Group, P.A. are being registered in this offering. We also note that the selling stockholder table lists Hamilton & Associates as a selling stockholder. Please reconcile.

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Pocket Games Response to Comment 8

We have modified the Interest of Named Experts Section to reflect that the shares held by Hamilton & Associates Law Group, P.A. are being registered.

SEC Comment 9 Description of Business, page 23

9. We note the images of Pocket Football you include on pages 25 and 26. As the development of Pocket Football does not appear to be complete, please provide your analysis of whether the inclusion of these images is appropriate. For additional guidance, see Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Pocket Games Response to Comment 9

We have removed the images of Pocket Football from pages 25 and 26.

SEC Comment 10 Description of Business

10. Provide support for your claims that “research by San Francisco-based games analytics company Flurry has found that social, turn-based games are in what they determine the monetization ‘sweet spot’,” and that “Pocket Football and subsequent derivate products based on other sports fall squarely within this ‘sweet spot’.”

Pocket Games Response to Comment 10

We have removed the reference to “research by San Francisco-based games analytics company Flurry has found that social, turn-based games are in what they determine the monetization ‘sweet spot’ and “Pocket Football and subsequent derivate products based on other sports fall squarely within this ‘sweet spot’.”

SEC Comment 11 Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 31

11. You disclose in this section that you expected to complete the milestones associated with the development of SHG3 before January 1, 2014. Please update the status of each milestone. Also, expand this section to discuss your plan of operations as it relates to the development of Pocket Football. Identify milestones for the development of the game, the costs associated with each milestone, anticipated funding sources and the time frame for completing each milestone.

Pocket Games Response to Comment 11

We have updated our disclosures to update the milestones associates with the development of SHG3 and added the milestones for the development of Pocket Football.

SEC Comment 12 Certain Relationships and Related Transactions, page 34

12. It appears that David Lovatt and Elliott Polatoff qualify as promoters as that term is defined in Securities Act Rule 405 of Regulation C. Please ensure that you provide information responsive to Items 401(g) and 404(c) of Regulation S-K.

Pocket Games Response to Comment 12

We have provided information responsive to Items 401(g) and 404(c) of Regulation S-K.

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SEC Comment 13 Consolidated Financial Statements

Note 2. Basis of Presentation and Going Concern, page 47

13. You disclose that management plans to raise equity capital to finance the operating and capital requirements of the company. On page 8 you disclose that current cash on hand is sufficient to pay for your operating costs for one month, you do not have any plans or specific agreements for new sources of funding, and have no agreements for financing in place. Please revise this note to comply with FRC 607.02 and paragraph 10 of PCAOB Interim Auditing Standards AU Section 341 by describing in further detail management’s plan to fund operations. Such disclosure should disclose the amount of minimum proceeds necessary to remove the threat and enable the company to remain viable for at least the 12 months following the date of the financial statements.

Pocket Games Response to Comment 13

We have revised our disclosure as per your request.

SEC Comment 14 Exhibits, page 55

14. Please file as an exhibit your agreement with DNA Interactive Games Limited or advise why this is not required. Also, file a written description of the lease agreement with your shareholder. Refer to Item 601(b)(10) of Regulation S-K. For additional guidance, see Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Pocket Games Response to Comment 14

We have filed our agreement with DNA Interactive Games Limited as an Exhibit and filed a written description of the lease agreement with our shareholder.

SEC Comment 15 Undertakings, page 56

15. Your fifth undertaking references Rule 419(b) when it appears that it should reference Rule 424(b). Please revise and ensure that the text of your undertakings corresponds with the appropriate text of Item 512 of Regulation S-K.

Pocket Games Response to Comment 15

We have revised the fifth undertaking to reference Rule 424(B) and ensured that the text of our undertakings corresponds with the appropriate text of Item 512 of Regulation S-K.

SEC Comment 16

16. Please provide the signature of your controller or principal accounting officer. See General Instruction VI.C of Form S-1.

Pocket Games Response to Comment 16

We have provided the signature of David Lovatt in the capacity of our principal accounting officer.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely

/s/David Lovatt

David Lovatt

Chief Executive Officer

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